                                                                  EXHIBIT 19.1





To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 1997 and 1996 are summarized below. Results for 1997 include the operations of the Company's H & L Tool division, which was acquired in December 1996.

         This discussion contains "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand or the price and availability of the Company's primary raw materials and the ability of the Company to successfully integrate H & L Tool into its operations. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.

         Net sales and lease revenues totaled $11,898,645 for the first quarter of 1997, compared with $5,323,632 recorded during the corresponding period of 1996. While the Company recorded higher sales revenues for the majority of its products in 1997, the most significant factor affecting comparisons with the prior period was the additional revenues from the Company's H & L Tool operation.

         Net income for the first quarter of 1997 amounted to $731,983 or $1.25 per share on 585,748 shares outstanding. This compares favorably to the first quarter of 1996, when net income amounted to $350,629 or $.60 per share on 585,748 shares outstanding. Increased sales volumes were the major factor contributing to the increase in earnings, although results were also influenced by a favorable change in product mix, related to the Company's
traditional products, during the first quarter.    The earnings gains related
to these factors were partially offset by higher interest expense associated with borrowing in connection with the H & L Tool acquisition. As previously reported, a portion of H & L Tool's first quarter 1997 operating profits were offset by the recognition of a portion of the "step-up" value that was assigned to the purchased inventory of H & L Tool. This accounting treatment is required under the purchase accounting provisions of APB Opinion No. 16 and is intended to reflect that portion of the profit on the sale of purchased inventory that was earned by the seller, prior to the sale of assets to the Company. The effect was to reduce net income by approximately $.20 per share during the first quarter of 1997, and the full amount of the "step-up" has now been realized.

         We are pleased with the operating results for the recent quarter. Operations of the recently acquired H & L Tool facility are going smoothly, and current indications suggest that orders from H & L Tool customers continue to be strong, especially when compared to the orders received from the balance of our customer base. The level of incoming orders has generally been somewhat softer than normal for a number of months. Although current demand is approximately even with the year earlier period and should be adequate to sustain profitable operations, it is unlikely that second quarter results will match those of the first quarter, unless customer demand improves in the near future. We will continue our efforts to solicit additional business from both new and existing customers and are confident those efforts will ultimately be successful.

         The 1997 annual meeting of shareholders will be held at the Company's headquarters in Naperville, Illinois at 10:00 AM on Tuesday, May 13, 1997. All shareholders are cordially invited to attend. Formal notice of the meeting, proxy materials and the Company's 1996 Annual Report to Shareholders were distributed early in April. If you have not already completed and returned your proxy, we ask that you do so at your earliest convenience, even if you plan to attend the meeting. Thank you.

                              Respectfully yours,


               John A. Morrissey                     John C. Osterman
                   Chairman                               President



April 28, 1997

                                                                     EXHIBIT 11



                          CHICAGO RIVET & MACHINE CO.
                 Summary of Consolidated Results of Operations

                                                                              For the Three Months Ended:
                                                                              March 31,           March 31,
                                                                                1997                1996
                                                                              -----------         ----------
Net sales and lease revenue ................................................. $11,898,645         $5,323,632
Income before taxes .........................................................   1,165,983            571,611
Income after taxes ..........................................................     731,983            350,629
Net income per share.........................................................        1.25                .60
 Average shares outstanding..................................................     585,748            585,748
------------------------------------------------------------------------------------------------------------------
                                             (All figures subject to year end audit)
